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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
|_|  Form 3 Holdings Reported
|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  TPG Advisors, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

  301 Commerce Street, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

  Fort Worth                           TX                   76102
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        GlobespanVirata, Inc. (GSPN)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |_|  Form filed by One Reporting Person
     |X|  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 2270 (9.02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Director      $4.41  06/11/02   N/A     A(1)     7,500        6/11/02  6/10/12   Common    7,500    N/A                I    Through
Stock Option                                                    (A)              Stock                                      Funds
                                                                                                                            Managed
                                                                                                                            by the
                                                                                                                           Reporting
                                                                                                                            Person
------------------------------------------------------------------------------------------------------------------------------------
Director      $4.41  06/11/02   N/A     A(1)    15,000        6/11/02  6/10/12   Common   15,000    N/A    187,500     I    Through
Stock Option                                                    (A)              Stock                       (2)            Funds
                                                                                                                            Managed
                                                                                                                            by the
                                                                                                                           Reporting
                                                                                                                            Person
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Richard A. Ekleberry                       February 13, 2003
--------------------------------------         -----------------
   **Signature of Reporting Person                     Date

By: Richard A. Ekleberry
Title:  Vice President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                          CONTINUATION SHEET TO FORM 5

--------------------------------------------------------------------------------
Name and Address of Reporting Persons:         TPG Advisors, Inc.
                                               301 Commerce Street, Suite 3300
                                               Fort Worth, TX  76102

Issuer Name and Ticker or Trading Symbol:      GlobespanVirata, Inc. (GSPN)

Statement for Month/Year:                      December 31, 2002
--------------------------------------------------------------------------------



Other Reporting Person:
James G. Coulter
c/o Texas Pacific Group
345 California Street, Suite 3300
San Francisco, CA  94104


JAMES G. COULTER

/s/ Richard A. Ekleberry                       February  13, 2003
------------------------------------------     --------------------
By: Richard A. Ekleberry on                            Date
    behalf of James G. Coulter (3)



      Explanation of Responses:

(1) Grants of options representing compensation for services as a director of the Issuer by each of James G. Coulter and John W. Marren. Mr. Coulter, along with David Bonderman and William S. Price, III (the "Shareholders"), are officers, directors and sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the shares owned by the Reporting Person. Each Shareholder disclaims beneficial ownership of such shares in excess of the greater of his direct or indirect pecuniary interest in such shares. Mr. Marren is an employee of TPG GenPar, L.P. ("GenPar"). The Reporting Person is the sole general partner of GenPar.

(2) Shares are beneficially owned by funds managed by the Reporting Person. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Person is deemed to be the beneficial owner of the shares of the Issuer beneficially owned by such funds only to the extent of the greater of the Reporting Person's direct or indirect interest in the profits or capital account of such funds. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by such entities in excess of such amount.

(3) Richard A. Ekleberry is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 8, 2000 which was previously filed with the Securities and Exchange Commission.